VISTA GOLD CORP. 7961 Shaffer Parkway, Suite 5 Littleton, CO USA 80127 p: 720-981-1185 t: 720-981-1186 www.vistagold.com

July 18, 2014

Via: First Class Mail and EDGAR Securities and Exchange Commission Division of Corporate Finance Mail Stop 7010 100 F Street, NE Washington, D.C. 20549 Attention: Mr. John Reynolds and Mr. James Lopez

Re:	Responses to the Securities and Exchange Commission
Staff Comments dated June 16, 2014, regarding Vista Gold Corp. Registration Statement on Form S-3 Filed June 5, 2014 File No. 333-196527

Ladies and Gentlemen:

Vista Gold Corp. (the “Company”) hereby respectfully submits this letter as response to the staff’s comments set forth in the July 14, 2014 comment letter regarding the above-referenced Registration Statement on Form S-3, as filed with the Securities and Exchange Commission (“SEC”) on June 5, 2014 (the “Registration Statement”) (File No. 333-196527).  For your convenience, the staff’s comments are included below and we have numbered our responses accordingly.

Our responses are as follows:

General

Staff Comment No. 1

We note your response to comment 1 of our letter dated June 17, 2014, including the statements that the company “can sustain this current burn rate for an indefinite period” and that “it has access to sufficient funding to operate well into 2016.” However, it appears that the only revision made in the 8-K’s liquidity disclosure is the additional

July 18, 2014

statement that “additional financing will be required to meet commitments and operating costs in 2015.” Please advise us why you believe these statements are not inconsistent. Please provide any draft disclosure you propose for future filings.

Vista’s Response
The Company’s cash position as of December 31, 2013 (and also as of March 31, 2014), was sufficient to fund the Company, under its current operating plan, through 2014, as disclosed.  However, it is not sufficient to fund the Company’s current operating plan for a period of 12 months from the current date of the prospectus.  The disclosure, “additional financing will be required to meet commitments and operating costs in 2015” reflects this conclusion.

The context for the statements, “can sustain this current burn rate for an indefinite period” and that “[the Company] has access to sufficient funding to operate well into 2016” was that of a discussion of long-term liquidity needs and sources in response to the SEC comment letter dated June 16, 2014, Staff Comment No. 1.

In our response letter we explained that the timing and scope of discretionary programs would be dependent upon the timing and scope of additional financing. The approximately $2 million per quarter burn rate that we discussed is comprised primarily of fixed costs, and, as such, this level of spending is  not significantly influenced by the amount of additional financing. The context for the statement “can sustain this current burn rate for an indefinite period” was ‘liquidity needs’. Our intent was to convey the notion that our burn rate could increase if additional financing was raised, (i.e. discretionary programs could be introduced); but would not be expected to increase without additional financing (i.e. only fixed cost, consistent with current levels, would be incurred). We did not intend to suggest that we could sustain this $2 million level of spending without raising additional financing.

The statement “access to sufficient funding to operate well into 2016” is based on our belief that our ‘other investments’, comprised of 15.8 million shares of Midas Gold Corp. (“Midas”) provides a source for funding our operating plan.  The Company is not currently planning or pursuing the conversion to cash of its ‘other investments’.  Therefore, although we include the fair value of the Midas shares in our working capital disclosures in the Company’s first quarter Management’s Discussion and Analysis (Page 17 under the heading ‘Liquidity and Capital Resources’) as included in the Company’s Form 10-Q for that period, we do not consider a disclosure about a possible transaction involving our Midas shares accurate or appropriate at this time. Nonetheless, given Midas’ trading liquidity, our recent experience with respect to using our Midas shares as a material means of financing (both as security for debt, and through the sale of a large block of Midas shares) we view our Midas shares as a source of financing that we can reasonably control in terms of amount (within the limits of its fair value), cost and timing.  Therefore, in the event that our preferred sources of financing, viz., those discussed in our Liquidity and Capital Resources discussion in the revised December 31, 2013 Management’s Discussion and Analysis, (Page 4 under the heading ‘Liquidity and Capital Resources’), filed with the SEC as exhibit 99.2 in the Form 8-K filed on June 5,

July 18, 2014

2014 and incorporated by reference into the Form S-3, are not timely completed, or not completed at all, we believe our Midas shares represent access to sufficient funding to operate well into 2016. We respectfully believe that this statement complements, and is not inconsistent with, the statement “additional financing will be required to meet commitments and operating costs in 2015.”

Following is a draft disclosure for our Management’s Discussion and Analysis (under the heading ‘Liquidity and Capital Resources’) which we plan to include in the Company’s Form 10-Q for  the second quarter. Please note that this draft remains subject to review and revision by the Company’s Audit Committee.

The Company’s cash burn rate is expected to average less than $2,000 per quarter through the remainder of 2014, assuming a normal wet season in the Northern Territory of Australia. Subject to this assumption, the Company believes that it can sustain this burn rate through 2015, if necessary.  The Company will need additional financing to meet these costs in 2015 and hopes to receive $850 (thousand) in two installments over the next seven months pursuant to the Guadalupe de los Reyes gold/silver project Option Agreement with Cangold Limited. The Company also hopes to receive $6,250 (thousand) related to the 2013 sale of the Los Cardones gold project, subject to the Purchaser’s option to elect to not make this payment. In addition, the Company will continue to seek additional financing with priority given to non-dilutive sources such as the sale of non-core assets, including our used mill equipment. However, there can be no assurance that the Company will receive any of these payments or timely monetize our non-core assets at a value acceptable to us or at all. Given the Company’s ability to liquidate the other investments component of working capital in February 2015, if insufficient capital is available from all other sources, we believe that the Company’s other investments could provide access to sufficient funding to operate well into 2016.

If you should have any questions regarding the annual report or our response letter, please do not hesitate to contact me at 720-981-9549.

Sincerely

Vista Gold Corp.

/s/ John F. Engele
John F. Engele Chief Financial Officer

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